                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                       -----------------------------------

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                              DELTEK SYSTEMS, INC.
     ----------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
     ----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    24785A 10 8
     ----------------------------------------------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[ x ]  Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

         1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

                  Kenneth E. deLaski

         2)       Check the Appropriate Row if a Member of a Group (See
                  Instructions)
                  NOT APPLICABLE                                       (a) [   ]
                                                                       (b) [   ]
         3)       SEC Use Only

         4)       Citizenship or Place of Organization

                           UNITED STATES OF AMERICA

         Number of
                                (5) Sole Voting Power - 3,639,050 (1)
         Shares Beneficially
                                (6) Shared Voting Power - 994,150 (2)
         Owned by Each
                                (7) Sole Dispositive Power - 3,639,050 (1)
         Reporting
                                (8) Shared Dispositive Power - 994,150 (2)
         Person With

         ---------------
                  (1) Excludes up to 178,000 shares held by a foundation established by Mr. deLaski in June 1998 for which Mr. deLaski and his spouse serve as directors and officers and as to which shares Mr. deLaski disclaims beneficial ownership.
                  (2)  Includes 930,650 shares owned by spouse.

         (9) Aggregate Amount Beneficially Owned by Each Reporting Person 4,633,200 (1)

         (10)     Check if the Aggregate Amount in Row (9) Excludes Certain
                  Shares (See Instructions)                                [   ]

         (11)     Percent of Class Represented by Amount in Row 9
                  30.5 %

         (12)     Type of Reporting Person (See Instructions)

                           INDIVIDUAL

                                  SCHEDULE 13G


ITEM 1(a).                 NAME OF ISSUER:

                           Deltek Systems, Inc.

ITEM 1(b).                 ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           8280 Greensboro Drive
                           McLean, Virginia 22102

ITEM 2(a).                 NAME OF PERSON FILING:

                           Kenneth E. deLaski

ITEM 2(b).                 ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                           c/o Deltek Systems, Inc.
                           8280 Greensboro Drive
                           McLean, Virginia 22102

ITEM 2(c).                 CITIZENSHIP:

                           United States of America

ITEM 2(d).                 TITLE OF CLASS OF SECURITIES:

                           Common Stock, par value $0.001 per share

ITEM 2(e).                 CUSIP NUMBER:

                           24785A 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

                           Not Applicable.

ITEM 4.                    OWNERSHIP.

                           As of July 23, 2001 the Reporting Person had the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of shares of Common Stock as follows:


                           (a) Amount beneficially owned: 4,633,300 (1)(2)

                           (b) Percent of Class:  30.5 %

                           (c) number of shares as to which such person has:

                           (i) sole power to vote or to direct the vote:
                           3,639,050 (1)

                           (ii) shared power to vote or to direct the vote:
                           994,150 (2)

                           (iii) sole power to dispose or to direct the disposition of : 3,639,050 (1)

                           (iv) shared power to dispose or to direct the disposition of: 944,150 (2)

------------
         (1) Excludes up to 178,000 shares held by a foundation established by Mr. deLaski in June 1998 for which Mr. deLaski and his spouse serve as directors and officers and as to which shares Mr. deLaski disclaims beneficial ownership.
         (2)  Includes 930,650 shares owned by spouse.

         All percentages calculated in this Schedule 13G are based upon an aggregate of 15,210,849 shares of Common Stock outstanding as of July 23, 2001.

ITEM 5.                    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.                    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                           ANOTHER PERSON:

                           Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                           Not Applicable.

ITEM 8.                    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
                           GROUP.

                           Not Applicable.


ITEM 9.                    NOTICE OF DISSOLUTION OF GROUP.

                           Not Applicable.

ITEM 10.                   CERTIFICATION

                           Not Applicable.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  July 25, 2001

                                              /s/ Kenneth E. deLaski
                                              -------------------------------
                                              Kenneth E. deLaski